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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-52734

CUSIP NUMBER None

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NGA HoldCo, LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

21 Waterway Avenue, Suite 150

Address of Principal Executive Office (Street and Number)

The Woodlands, TX 77380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date: and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NGA HoldCo, LLC (the “Company”) is unable to timely file its annual report on Form 10-K for the year ended December 31, 2011 (the “2011 Report”) due to its receiving the audited financial statements of Eldorado Holdco, LLC (“Eldorado”) for the year ended December 31, 2011 on March 30, 2012 and also due to its not receiving the audited financial statements of Mesquite Gaming, LLC (“Mesquite”) prior to March 30, 2012, the date that the Company’s 2011 Report is due. The Company will file its 2011 Report as promptly as practicable upon receipt of Mesquite’s audited financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger May	713	559-7403
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compared with a net loss of approximately $1.7 million for the year ended December 31, 2010, the Company expects a net loss of approximately $7.2 million for the year ended December 31, 2011. This increase in net loss is attributable to a non-cash impairment charge recognized by one of the Company’s equity investees, Eldorado Resorts, LLC (“Eldorado”), in connection with Eldorado’s investment in the Silver Legacy Joint Venture and also to net losses experienced by the Company’s other equity investee, Mesquite Gaming, LLC (“Mesquite”), which the Company acquired its interest in on August 1, 2011.

NGA HoldCo, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Timothy T. Janszen
Timothy T. Janszen, Operating Manager

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

Exhibit A

April 1, 2012

NGA HoldCo

21 Waterway Avenue, Suite 150

The Woodlands, TX 77380

Attention: Timothy T. Janszen, Operating Manager

Mr. Janszen:

This is to confirm that Eldorado Holdco LLC (“Eldorado”) provided its audited financial statements for the year ended December 31, 2011 to NGA Holdco LLC on March 30, 2012.

Sincerely

/s/ Robert Jones
Robert M. Jones
Chief Financial Officer
Eldorado HoldCo, LLC

Exhibit B

April 2, 2012

NGA HoldCo

21 Waterway Avenue, Suite 150

The Woodlands, TX 77380

Attention: Timothy T. Janszen, Operating Manager

Mr. Janszen:

This is to confirm that Mesquite Gaming LLC (“Mesquite”) is unable, without unreasonable effort or expense, to complete the preparation of its audited financial statements for the year ended December 31, 2011 by the date the annual report on Form 10-K of NGA Holdco, LLC (“NGA Holdco”) for the year ended December 31, 2011 is due to be filed with the Securities and Exchange Commission. We will provide our audited financial statements to NGA Holdco immediately upon their completion.

Sincerely

/s/ Troy Hunt
Troy Hunt
Chief Financial Officer
Mesquite Gaming, LLC